FC Global Realty Incorporated

2300 Computer Drive, Building G

Willow Grove, PA 19090

October 19, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Mr. Caleb French

Re:	FC Global Realty Incorporated
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-221578)

Dear Mr. French:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FC Global Realty Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (File No. 333-221578), initially filed with the Commission on November 14, 2017, as thereafter amended, together with all exhibits thereto, (the “Registration Statement”).

The Registrant is requesting withdrawal of the Registration Statement because the Registrant has determined it is not presently eligible to file a registration statement on Form S-3. At this time, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send the written order granting withdrawal of the Registration Statement to the undersigned at FC Global Realty Incorporated, 2300 Computer Drive, Building G, Willow Grove, PA 19090, facsimile number (215) 657-5161, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, facsimile number (202) 869-0889.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (215) 619-3600 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888.

Sincerely, FC Global Realty Incorporated

By:	/s/ Michael R. Stewart
Michael R. Stewart
Chief Executive Officer

cc:        Louis A. Bevilacqua, Esq.